To the Shareholders of North American Resort & Golf, Inc.

      On April 28, 2000 the Company acquired all of the issued and outstanding shares of Home Finders Realty Ltd and Most Referred Real Estate Agents, Inc. (collectively doing business as Home Finders Realty) in exchange for (i) 4,500,000 shares of the Company's Series A Preferred stock and (ii) preferred shares in a wholly owned subsidiary of the Company which was formed for the sole purpose of facilitating the acquisition of Home Finders Realty. Each share of the Company's Series A Preferred stock is entitled to one vote on all matters submitted to a vote of the Company's shareholders. The Series A Preferred shares are not entitled to any dividends or any distributions upon the liquidation of the Company.

      The preferred shares of the Company and the Company's subsidiary may be exchanged for 4,500,000 shares of the Company's common stock.

      Home Finders Realty has a service which allows real estate professionals and the general public to quickly and efficiently find quality customer service oriented Realtors in North American cities within a few minutes. This service is available through AMRR.COM or CMRR.COM websites, or by phoning a 1-800-414-5655 hotline. Mortgage brokers, home inspectors, appraisers, title companies and attorneys can also be located with the same service.

      As of May 10, 2000 Home Finders Realty employed twenty people on a full-time basis.

      Summary financial information concerning Home Finders Realty follows:

                                                   December 31, 1999

      Current Assets                                    $16,940
      Total Assets                                      157,677
      Current liabilities                                87,028
      Total liabilities                                 257,945
      Working Capital (Deficit)                         (70,088)
      Stockholders' (Deficit)                          (100,268)

                                                 Year ended December 31, 1999

      Revenues                                             $775,013
      Cost of sales                                        (299,501)
      General and administrative expenses                  (514,205)
                                                           ---------
      Net Loss                                             $(38,693)
                                                           =========

      Home Finders Realty was acquired from William Coughlin and Carole Coughlin. The following table lists the shares issued in connection with the acquisition of Home Finders Realty and the shares of the Company's common stock which Mr. Coughlin and Ms. Coughlin are entitled to receive.

                                                           Shares of Company's
                       Series A      Preferred Shares     Common Stock Issuable
                   Preferred Shares   of Subsidiary         Upon Exchange (1)

William Coughlin        2,250,000      2,250,000               2,250,000
Carole Coughlin         2,250,000      2,250,000               2,250,000

(1) One Series A Preferred share together with one preferred share of the Company's subsidiary may at any time be exchanged for one share of the Company's common stock.

Present Management

      Following the acquisition of Home Finders Realty, Christine Cerisse resigned as the Company's president but remained a director of the Company. The Company's present officers and directors are:

            Name                                Position

            William Coughlin                    President and a Director
            Robert Dent                         Director
            James Sanford                       Director
            Christine Cerisse                   Director

     William Coughlin has been the President of Home Finders Realty since October 1998. Between 1982 and 1998 Mr. Coughlin was a realtor with Remax Little Oak Realty Ltd. in Abbotsford, British Columbia.

      Robert L. Dent has been the President of Lariat Property Corporation, a corporation engaged in real estate investments and management, since 1998. From 1989 to 1998 Mr. Dent was President of Targa Realty, a corporation which was also engaged in real estate investments and management.

      James Sanford was a full time corporate development consultant for Home Finders Realty between October 1999 and May 2000. Since January 1995 Mr. Sanford has also been the minister of Body of Christ Ministries in Abbotsford, British Columbia.

     Christine Cerisse was the President of the Company between December 1999 and April 28, 2000. Ms. Cerisse has been a director of the Company since December 1999. For the past 19 years Ms. Cerisse has been involved in financial planning and financial management. Ms. Cerisse is a Chartered and Registered Financial Planner.

      During the years ended December 31, 1998 and 1999 no officer of Home Finders received compensation in excess of $100,000 per year.

      The following table sets forth in summary form the compensation received by the Chief Executive Officer of Home Finders Realty during the fiscal years ended December 31, 1998 and 1999.

                                                   Other       Re-
                                                   Annual   stricted
                                                           Compen- Stock Options
      Name and      Fiscal    Salary   Bonus        sation  Awards     Granted
Principal Position    Year       (1)      (2)         (3)      (4)         (5)
------------------  ------    -------- --------    ------------------  ---------

William Coughlin,   1999     $43,000       --    $20,000        --         --
Chief Executive     1998 $        --       --         --        --         --
Officer

(1)  The dollar value of base salary (cash and non-cash) received.
(2)  The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represent dividends paid by Home Finders Realty to Mr. Coughlin.

(4) During the year ending December 31, 1999, the value of the shares of the common stock of Home Finders Realty issued as compensation for services.

(5) The shares of common stock to be received upon the exercise of all stock options granted during the year ending December 31, 1999.

Principal Shareholders

      Prior to the acquisition of Home Finders Realty the Company had 4,989,367 outstanding shares of common stock. If William and Carole Coughlin convert their preferred shares into 4,500,000 shares of the Company's common stock, the Company will have 9,489,367 outstanding shares of common stock

      The following table sets forth, as of May 10, 2000 (and giving effect to the acquisition of Home Finders Realty) information with respect to the only persons owning beneficially 5% or more of the Company's common stock and the number and percentage of outstanding shares owned by each director and officer and by the officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment powers over his or her shares of common stock.

                                Shares Percentage
      Name                       Owned             Ownership (3)
      ----                       ------            -------------

      William Coughlin           2,250,000 (1)         23.7%

      Carole Coughlin            2,250,000 (1)         23.7%
      Robert Dent                         --                --
      James Sanford                       --                --
      Christine Cerisse          2,500,000 (2)         26.3%
      All officers and directors 7,000,000             73.8%
       as group (four persons)

(1) Represents shares of Company's common stock issuable upon exchange of preferred shares held by this shareholder.
(2) Ms. Cerisse acquired these shares in June 1999 from a former officer and director of the Company.
(3) Assumes the preferred shares of the Company and the Company's subsidiary which were issued in connection with the acquisition of Home Finders Realty are exchanged for 4,500,000 shares of the Company's common stock.

      The number of the Company's outstanding shares and the shares held by the Company's officers, directors and those persons owning more than 5% of the Company's common stock do not reflect shares issuable upon the exercise of options granted to the following persons:

                       Shares Issuable Upon          Option      Expiration Date
Name                     Exercise of Option                       Exercise Price
of Option

Christine Cerisse           400,000                $0.25            12/06/01

Christine Cerisse           100,000                $1.00            03/01/01

James Sanford               100,000                $1.00            03/01/01

Robert Dent                 100,000                $1.00            03/01/01

Employees of Home Finders   520,000                $0.68            04/28/03
  Realty and Consultants

Recent Sales of Company's Securities

      In December 1999 the Company sold 200,000 shares of its common stock to the Sierra Group, Inc. at a price of $0.25 per share. In connection with this sale, the Company also issued warrants which allows the Sierra Group to acquire up to 200,000 additional shares of the Company's common stock. The warrants are exercisable at a price of $0.50 per share prior to December 23, 2000 and $0.75 per share after December 22, 2000. The warrants expire on December 22, 2001.

      In addition to the foregoing, and in connection with the private sale of the Company's common stock, the Company issued warrants which allow the holders to acquire up to 237,167 shares of common stock. Warrants relating to 111,500 shares of common stock are exercisable at a price of $0.75 per share. Warrants relating 125,667 shares of common stock are exercisable at a price of $1.00 per share. The warrants expire in February and March 2001.